

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

April 16, 2010

Michael R. Murphy
President
MK Automotive, Inc.
5833 West Tropicana Avenue
Las Vegas, Nevada 89103

> **Re:** **MK Automotive, Inc.**
> **Form 10**
> **Filed March 22, 2010**
> **File No. 000-53911**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the event of a delay in the effectiveness of the Form 10 registration statement, please update the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Business, page 1

2.   Please expand the first paragraph on page one to discuss the development of your business over the past three years. It may be helpful to discuss how long each of your seven locations has been in operation.

3.   Please revise to remove marketing language. Examples include, "high quality" and "fair prices." Additionally, please provide a basis for or remove qualitative statements such as "highly trained," "the most advanced," and "a reputation for fairness and honesty."

4.   We note your disclosure on page one that you intend to "commence franchise operations during 2010." Please disclose whether you have executed any franchise agreements. File any agreements as exhibits to your next amendment.

5.   In addition, please make clear here, in your risk factors section and throughout that there is no guarantee that you will enter into franchise agreements. In this regard, please state the basis for your belief that demand will exist for your franchise model, in light of the fact that your revenues have been declining over recent periods.

6.   Please provide the basis for your statement that you pay your employees in the "top quartile of all similar positions."

7.   We note your statement on page three that "Many independent repair shops lack the volume to obtain the best prices" and your reference on that same page to your "superior purchasing power." Please provide substantiation for these statements or clarify that you believe you have superior purchasing power and indicate the basis for that belief.

8.   Please clarify what you mean by the "lower cost structure of locally owned service centers." Explain whether and how the cost structure is lower than national retail and repair chains.

9.   Please clarify on page four whether Nevada is one of the "15 states" that require registration of franchise offerings and require compliance with the Uniform Franchise Offering Circular Guidelines. Additionally, if you do not have immediate plans to expand into other states, please consider revising the disclosure to make this clear.

10.   With a view to disclosure, please describe your business relationship with Bobbie Handal in your response letter. We note several leases and a $300,000 promissory note with this individual.

Risk, page 4

11.   Please revise the first risk factor on page four to focus on the risk of competition rather than what you believe to be your competitive strengths.

12.   Please include risk factors addressing both your lack of profitable operations during recent periods and your financial position. We note that you did not generate a profit in two of the last three fiscal years. We also note your accumulated deficit and the size of your current liabilities relative to your current assets.

13.   Please include a risk factor discussing your assets that are pledged as security for loans.

14.   Add a risk factor discussing the added cost of being a public company.

Financial Information, page 7

15.   We note that rents decreased from the nine months ended December 31, 2008 to the nine months ended December 31, 2009. Please discuss the reasons for this decrease. If you have closed any facilities during these periods please discuss.

16.   We note your disclosure on page nine regarding two facilities acquired during fiscal 2008. Please name these locations in your discussion. We note that the notes to the financials only mention the acquisition of the Buffalo facility.

17.   Please describe the professional services provided in exchange for "professional fees" during fiscal 2009.

18.   Please explain the increase in licenses, permits, and business taxes in the nine months ended December 31, 2009 compared to the nine months ended December 31, 2008.

Liquidity and Capital Resources, page 10

19.   Please discuss the impact of the three promissory notes filed as exhibits 10.7, 10.8, and 10.9 on your liquidity and capital resources.

20.   Please also discuss the anticipated cost of being a public company in the second full paragraph on page 10.

21.   Please revise to provide a more detailed explanation for the changes in cash flows

from operating activities, investing activities and financing activities between periods presented in the financial statements. This discussion should not merely restate information that is obvious from reviewing the financial statements. Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003.

22.   Please revise to disclose the amount of your expected capital expenditures for fiscal year 2010.

Material Accounting Policies, page 10

23.   We note from your discussion in MD&A that you have only included long-lived assets as a material accounting policy. However, based on the significance of the amount of goodwill to total assets at both March 31, 2009 and 2008, we believe that you should consider including a discussion of goodwill and its impairment analysis as a material accounting policy. Your discussion for both long-lived assets and goodwill should be revised to address the following areas:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).   Also, in light of the fact that it appears that your reporting unit(s) may be at risk of failing step one of the goodwill impairment analysis, we believe you should revise your disclosure in MD&A to include:

   - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - Amount of goodwill allocated to the reporting unit;
   - Description of the methods and key assumptions used and how the key assumptions were determined;
   - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please revise accordingly, or alternatively, tell us why you do not believe your reporting unit(s) is at risk of failing step one of the goodwill impairment test.

Directors and Executive Officers, page 13

24.   The description of Michael R. Murphy's involvement with MK Systems, Inc. is

largely qualitative and promotional in nature. Please revise.

25.   Please revise to reflect the recent amendments to Item 401(e) of Regulation S-K. Discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director, in light of your business and structure.

Executive Compensation, page 13

26.   Please explain how the amounts paid to Mr. Murphy for principal and interest on indebtedness are consistent with the $100,000 amount discussed in the discussed in the first paragraph on page 14.

Certain Relationships and Related Transactions, and Director Independence, page 14

27.   We note that you have provided disclosure beginning on April 1, 2008. Smaller Reporting Companies must provide disclosure beginning with the fiscal year prior to the last completed fiscal year. Please revise.

Description of Registrant's Securities to be Registered, page 15

28.   We note the disclosure on page 16 that "Shares of common stock, when issued, are fully paid and not assessable." This is a legal conclusion that the company is not qualified to make. Please remove this statement or attribute it to counsel and file counsel's consent to be named in this section.

Audited Financial Statements for the Year Ended March 31, 2009

Balance Sheets, page F-2

29.   We note from the balance sheet that as of March 31, 2009 and 2008 you had amounts due on a line of credit. Please tell us, and disclose in the notes to the financial statements, the nature and terms of the line of credit including applicable interest rates, maturity dates, and any restrictive covenants.

Statements of Operations, page F-3

30.   We note that you present "net sales" on the face of the statement of operations. Please tell us, and revise the notes to the financial statements to disclose, the nature of any amounts recorded as reductions to revenue (e.g., return allowance, rebates, incentives, etc.). If the amounts are material, please disclose the amounts in the notes to the financial statements.

31.   Please tell us, and disclose in the results of operations section of MD&A, the
        nature of the costs included in the "cost of goods sold" line item on the face of the
        statement of operations. For example, we note that salaries, wages and employee
        benefits are presented on the statement of operations as a selling, general and
        administrative expenses. Please tell us, and disclose in MD&A, the nature of the
        labor costs, if any, included in cost of goods sold.

Statements of Cash Flows, page F-5

32.   We note from your statements of cash flows that in fiscal 2008 you acquired both
        assets and a business through the issuance of debt. Please tell us, and revise the
        notes to the financial statements to include the nature and significant terms of
        these transactions and explain how you accounted for these acquisitions. Also, as
        it appears that the acquisition of the business was considered material to your
        financial position, please revise to include the disclosures required by paragraphs
        51-55 of SFAS No. 141.

Notes to the Audited Financial Statements

Note 2. Summary of Significant Accounting Policies
 Goodwill, page F-6

33.   We note from the balance sheet that goodwill represents a significant amount of
        your total assets at March 31, 2009 and 2008. Please tell us, and revise the notes
        to the financial statements to include more discussion of how you perform the
        impairment analysis, including the nature of any significant assumptions used in
        the analysis. Also, please revise your notes to the financial statements to include
        disclosure of the nature of the changes in the balance of goodwill during each
        reporting period presented. Refer to the disclosure requirements outlined in
        paragraph 50-1 of ASC 350-20-50.

Note 3. Acquisitions of Business, page F-7

34.   We note your disclosure that in April 2008 you acquired the rights to a location
        lease and the operating business in the Buffalo, Las Vegas area for $300,000. In
        light of the fact that this acquisition appears material to your financial position,
        please revise to include the disclosures required by paragraphs 51-55 of SFAS
        No. 141. Also, in light of the fact that you disclose you acquired a lease and
        operating business, please tell us why you believe it was appropriate to allocate
        the entire purchase price to goodwill. As part of your response, please tell us how
        you evaluated the existence of any other intangible assets such as customer-
        related, marketing-related, contract-based, or technology based intangibles. See
        guidance in paragraphs A10-A28 of SFAS No. 141.

Note 6. Income Taxes, page F-8

35.   We note your disclosure that effective March 31, 2008 you terminated your "S" Corporation status. We believe that any undistributed earnings recorded on the books at the time of "S" Corporation termination earnings should be reclassified in the financial statements as additional paid-in capital. This assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. Please advise or revise accordingly. See SAB Topic 4.B. Also, please revise your statements of income to include pro forma tax and EPS data for periods prior to becoming taxable.

36.   Please revise your disclosure in Note 6 to include all applicable disclosures required by FASB ASC 740-10-50.

Note 7. Leases, page F-8

37.   We note your disclosure in Note 7 that some of your lease agreements provide for additional rentals contingent upon prescribed sales volumes. Please revise to separately disclose in the notes to the financial statements, the amount of rent expense related to contingent rentals for each period in which an income statement is provided. See guidance in ASC 840-20-50-1.

Note 8. Stockholders' Equity, page F-9

38.   We note your disclosure that on various dates in April and August 2008, you issued 2,885,000 common shares to various parties, valued at $1,146,203, as payment of services. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Interim Financial Statements for the Nine Months ended December 31, 2009

39.   Please comply with our comments on the audited financial statements and notes to those financial statements within the unaudited interim financial statements and notes to those financial statements, as applicable.

Statements of Operations, page F-11

40.   We note from your statement of operations for the nine months ended December

31, 2009 that depreciation expense is presented below gross profit as one of your selling, general and administrative expenses. Please tell us where depreciation expense was presented in the statement of operations for the years ended March 31, 2009 and 2008 and explain to us why you believe a change in presentation is appropriate in fiscal 2010. Please note that to avoid placing undue emphasis on "cash flow," depreciation should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. If cost of goods sold excludes charges for depreciation of property, plant and equipment, the description of the line item should read somewhat as follows: "Cost of goods sold (exclusive of items shown separately below)" or "Cost of goods sold (exclusive of depreciation shown separately below)." Please revise accordingly and ensure consistency between the annual and interim reporting periods presented.

Note 3. Equity, page F-13

41.   We note your disclosure that you recognized stock based compensation expense of $166,667 pertaining to shares granted to a consultant. Please tell us and disclose the number of shares issued to the consultant in this transaction. Also, please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in this transaction. If the transaction was recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Clair Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Larry Wilson
Fax: (713) 222-0938